DESWELL
                                                CONTACT:
                                                John G. Nesbett
                                                Lippert/Heilshorn & Associates
                                                212-838-3777, ext. 6631
                                                e-mail: jnesbett@lhai.com



            DESWELL INDUSTRIES, INC. ANNOUNCES THIRD QUARTER RESULTS
                   - NET SALES UP 20% AND NET INCOME UP 22% -
                         - EARNINGS PER SHARE OF $0.67 -

HONG KONG (February 21, 2001) - Deswell Industries, Inc. (Nasdaq Symbol: DSWL) today announced its results for the third quarter and nine months ended December 31, 2000.

Net sales for the quarter were $21.4 million, an increase of 20% compared to sales of $17.8 million in the third quarter ended December 31, 1999. Operating income increased 4% to $3.3 million, compared to $3.2 million in the previous year, and net income increased 22% to $3.6 million, compared to $2.9 million in the previous year. Basic earnings per share and diluted earnings per share increased 22% and 21% to $0.67 and $0.66 respectively (based on 5,358,000 and 5,454,000 weighted average shares outstanding, respectively), compared to $0.55 and $0.54 respectively (based on 5,348,000 and 5,415,000 weighted average shares outstanding, respectively), in the third quarter ended December 31, 1999.

Net sales for the nine months ended December 31, 2000 were $64.0 million, an increase of 39% compared to sales of $46.0 million for the corresponding period in 1999. Operating income increased 31% to $11.2 million, compared to $8.6 million in the previous year, and net income increased 23% to $10.4 million, compared to $8.4 million in the previous year. Basic earnings per share and diluted earnings per share increased 25% and 24% to $1.94 and $1.92 respectively (based on 5,352,000 and 5,407,000 weighted average shares outstanding, respectively), compared to $1.55 and $1.54 respectively (based on 5,433,000 and 5,451,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 1999.

The Company reported a continued strong financial position with book value per share of $10.97 and cash per share of $4.51. The Company has no short-term or long-term debt.

Mr. Richard Lau, chief executive officer, commented, "We are pleased with our continued growth in revenue in the third quarter ended December 31, 2000. Jetcrown, our plastics division, recorded a 21% and 30% increase in net revenue for the quarter and for the nine months respectively over the prior year. Our plastic injection plant in Dongguan began to provide the much needed added capacity for the business we anticipate from existing customers. Our aggressive build-out of the new Dongguan facility impacted our operating margin during the quarter as the factory started to come on-line, but we anticipate operating margins to improve as volume increases. Furthermore, we are very excited about the recently leased 1.3 million square feet of land in Dongguan, and we are currently preparing designs and selecting contractors which we expect will take three to five months."

"Kwanasia and Kwanta, our electronics and metallics divisions, recorded a 18% and 56% increase in net revenue for the quarter and for the nine months respectively over the prior year and we expect that all divisions should perform well for the rest of the year. Our focus in coming years is on building out our capacity for our existing and new customers while focusing on cost controls to maximize profitability for shareholders," concluded Mr. Lau.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.





                                  TABLES FOLLOW


DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
( U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA )

                                                                        Quarter ended              Nine months ended
                                                                        December 31,                 December 31,
                                                                        ------------                 ------------
                                                                      2000         1999          2000           1999
                                                                      ----         ----          ----           ----
                                                                  (Unaudited)                 (Unaudited)
Net sales                                                          $ 21,376      $ 17,809      $ 63,971        $ 46,000
Cost of sales                                                        13,757        11,554        40,942          28,426
                                                                 -----------  ------------  ------------   -------------
Gross profit                                                          7,619         6,255        23,029          17,574
Selling, general and administrative expenses                          4,282         3,054        11,801           8,998
                                                                 -----------  ------------  ------------   -------------
Operating income                                                      3,337         3,201        11,228           8,576
Interest expense                                                          -             -           (5)               -
Other income, net                                                       436           281           610             926
                                                                 -----------  ------------  ------------   -------------
Income before income taxes                                            3,773         3,482        11,833           9,502
Income taxes                                                             97           339           560             698
                                                                 -----------  ------------  ------------   -------------
Income before minority interests                                      3,676         3,143        11,273           8,804
Minority interests                                                       87           199           916             411
                                                                 -----------  ------------  ------------   -------------
Net income                                                         $  3,589      $  2,944     $  10,357        $  8,393
                                                                   ========      ========      ========        ========

Basic earnings per share (note 3)                                   $  0.67       $  0.55       $  1.94         $  1.55
                                                                   ========      ========      ========        ========
Weighted average number of shares                                     5,358         5,348         5,352           5,433
      outstanding (in thousands)                                   ========      ========      ========        ========

Diluted earnings per share (note 3)                                 $  0.66       $  0.54       $  1.92         $  1.54
                                                                   ========      ========      ========        ========
Diluted weighted average number of shares                             5,454         5,415         5,407           5,451
      outstanding (in thousands)                                   ========      ========      ========        ========




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

DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  BALANCE  SHEET
( U.S. DOLLARS IN THOUSANDS)
                                                                                      December 31,     March 31,
                                                                                          2000           2000
                                                                                          ----           ----
ASSETS                                                                                (Unaudited)

Current assets :
         Cash and cash equivalents                                                   $  21,905        $  27,156
         Restricted cash                                                                 2,244            2,129
         Marketable securities                                                           -                1,308
         Accounts receivable, net                                                       17,994           10,607
         Inventories                                                                    12,247           10,932
         Prepaid expenses and other current assets                                       4,321            2,295
         Income taxes receivable                                                         -                  164
                                                                                   ------------    -------------
               Total current assets                                                     58,711           54,591
Property, plant and equipment - net                                                     21,275           16,701
Goodwill                                                                                   522              549
                                                                                   ------------    -------------
                     Total assets                                                    $  80,508        $  71,841
                                                                                   ============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
         Accounts payable                                                             $  5,834         $  5,401
         Customer deposits and accrued expenses                                          5,640            4,362
         Income taxes payable                                                              415              101
                                                                                   ------------    -------------
             Total current liabilities                                                  11,889            9,864
                                                                                   ------------    -------------
Minority interests                                                                       9,835            8,931
                                                                                   ------------    -------------
Deferred income tax                                                                         15               15
                                                                                   ------------    -------------

Shareholders' equity
         Common stock
         -          authorized 20,000,000 shares; issued and outstanding
           5,357,931 shares at December 31, 2000 and
           5,347,931 shares at March 31, 2000                                               54               53
         Additional paid-in capital                                                     24,227           24,100
         Retained earnings                                                              34,488           28,878
                                                                                   ------------    -------------
              Total shareholders' equity                                                58,769           53,031
                                                                                   ------------    -------------
                   Total liabilities and shareholders' equity                        $  80,508        $  71,841
                                                                                   ============    =============

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

DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )
                                                                                       Nine months ended
                                                                                         December 31,
                                                                          ------------------------------------------
                                                                                      2000                   1999
                                                                                      ----                   ----
Cash flows from operating activities :
        Net income                                                                 $  10,357               $  8,393
        Adjustments to reconcile net income to net cash
          provided by operating activities :
           Depreciation and amortization                                               3,707                  3,541
           Loss on disposal of property, plant and equipment                              15                     19
           Minority interests                                                            916                    437
           Changes in current assets and liabilities :
             Accounts receivable                                                     (7,401)                (3,553)
             Marketable securities                                                     1,306                    134
             Inventories                                                             (1,329)                (3,044)
             Prepaid expenses and other current assets                               (2,029)                  2,413
             Income taxes receivable                                                     164                    233
             Accounts payable                                                            440                  2,069
             Customer deposits and accrued expenses                                    1,284                  (277)
             Income taxes payable                                                        314                    314
                                                                          -------------------    -------------------
        Net cash provided by operating activities                                      7,744                 10,679
                                                                          -------------------    -------------------

Cash flows from investing activities
        Purchase of property, plant and equipment                                     (8,297)                (4,998)
        Proceeds from disposal of property, plant and equipment                            6
                                                                                                                173
        Acquisition, excluding cash acquired                                            -                       (32)
        Increase in long term investment                                                -                    (1,072)
        (Increase)/decrease in restricted cash                                          (118)                   444
                                                                          -------------------    -------------------
           Net cash used in investing activities                                      (8,409)                (5,485)
                                                                          -------------------    -------------------

Cash flows from financing activities
        Common stock repurchased & cancelled                                              -                  (1,257)
        Common stock issued
                                                                                         159                    -
        Exchange difference on translation                                               (35)                   -
        Dividends paid                                                                (4,710)                (4,777)
                                                                          -------------------    -------------------
           Net cash used in financing activities                                      (4,586)                (6,034)
                                                                          -------------------    -------------------

Net decrease in cash and cash equivalents                                             (5,251)                  (840)

Cash and cash equivalents, at beginning of period                                     27,156                 27,556
                                                                          -------------------    -------------------
Cash and cash equivalents, at end of period                                           21,905                 26,716
                                                                          ===================    ===================

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

Supplementary disclosures of cashflow information: Cash paid during the period for:
           Interest                                                                        5                   -
           Income taxes                                                                  404                    154
                                                                           ===================    ===================

Acquisition of subsidiary, excluding cash acquired:
           Goodwill                                                                      -                      224
           Minority Interests                                                            -
                                                                                                               (192)
                                                                           -------------------    -------------------
        Cash paid, net of cash acquired                                                  -                       32
                                                                           ===================    ===================

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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT
           ----------------------

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31,
           2000 and March 31, 2000, the results of operations for the quarters and nine months ended December 31, 2000 and December 31, 1999, and the cash flows for the nine months ended December 31, 2000 and December 31, 1999. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on July 6, 2000 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES
           -----------

                                                December 31,        March 31,
                                                    2000              2000
                                             -----------------  ---------------
          Inventories by major categories:
             Raw materials                    $      7,162      $       6,924
             Work in progress                        2,626              1,553
             Finished goods                          2,459              2,455
                                              ----------------   --------------
                                              $     12,247      $      10,932
                                              ================   ==============

3.         EARNINGS PER SHARE
           ------------------

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting
           Standards No. 128 "Earnings Per Share."

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters and nine months ended December 31, 2000 and 1999 were both from the Company's continuing operations.






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



DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED DECEMBER 31, 2000 COMPARED TO QUARTER ENDED DECEMBER 31, 1999
---------------------------------------------------------------------------

The Company's net sales for the quarter ended December 31, 2000 were $21,376,000, an increase of $3,567,000, or 20.0%, as compared to the corresponding period in 1999. The increase in sales was mainly related to increases in sales of injection-molded plastic products and electronic and metallic products of $2,349,000 and $1,218,000, respectively. This represented increases of 21.2% and 18.1%, respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in both operations was attributed to the increase in orders from the existing strong customer base together with the new orders from new customers.

The gross profit for the quarter ended December 31, 2000 was $7,619,000, representing a gross profit margin of 35.6%. This compares with the overall gross profit and gross profit margin of $6,255,000 or 35.1% respectively for the quarter ended December 31, 1999.

Selling, general and administrative expenses for the quarter ended December 31, 2000 were $4,282,000, or 20.0% of total net sales, compared with $3,054,000 or 17.1% of total net sales for the quarter ended December 31, 1999. The increase in selling, general and administrative expenses of $1,228,000 over the corresponding period was mainly attributed to the increase in general and administrative expenses resulted from the commencement of operation of our Dongguan plant since July 2000.

As a result of the increase in sales revenue, operating income was $3,337,000 for the quarter ended December 31, 2000; an increase of $136,000 or 4.2% as compared with the corresponding quarter in the prior year.

Minority interest represents the 49% minority interest in both the electronics and metallics subsidiaries. The decrease in minority interest to $87,000 for the quarter ended December 31, 2000 from $199,000 for the quarter ended December 31, 2000 reflects the decreased profits generated by the electronics and metallics business.

As a result of the above factors, net income was $3,589,000 for the quarter ended December 31, 2000, an increase of $645,000 or 21.9%, as compared to the quarter ended December 31, 1999 and net income as a percentage of net sales increased slightly to 16.8% from 16.5%.

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


DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



NINE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO NINE MONTHS
-----------------------------------------------------------
ENDED DECEMBER 31, 1999
-----------------------

The Company's net sales for the nine months ended December 31, 2000 were $63,971,000, an increase of $17,971,000 or 39.1% as compared to corresponding period in 1999. The increase in sales was mainly related to increases in sales of injection-molded plastic products and electronic and metallic products of $8,719,000 and $9,252,000, respectively. This represented increases of 29.6% and 56.0%, respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in both operations was attributed to the substantial increase in orders from existing strong customer base together with the new orders from new customers.

The gross profit for the nine months ended December 31, 2000 was $23,029,000, representing a gross profit margin of 36.0%. This compares with the overall gross profit and gross profit margin of $17,574,000 or 38.2% for the nine months ended December 31, 1999. The decrease in the overall gross profit margin of 2.2% was mainly attributed to the combined effect of the increase in resin costs and electronics component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the nine months ended December
31, 2000 were $11,801,000, amounting to 18.4% of total net sales, as compared to $8,998,000 or 19.6% of total net sales for the nine months ended December 31, 1999. The increase in selling, general and administrative expenses of $2,803,000 over the corresponding period was mainly attributed to the increase in general and administrative expenses resulted from the commencement of operation of our Dongguan plant since July 2000.

As a result, operating income was $11,228,000 for the nine months ended December
31, 2000, an increase of $2,652,000 or 30.9% as compared with the corresponding period in the prior year.

Minority interest represents the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interest to $916,000 for the nine months ended December 31, 2000 from $411,000 for the nine months ended
December 31, 1999 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $10,357,000 for the nine months ended December 31, 2000, an increase of $1,964,000 or 23.4%, as compared to the nine months ended December 31, 1999 and net income as a percentage of net sales slightly decreased to 16.2% from 18.2%.




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DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2000, the Company had a working capital surplus of $46,822,000. This compares with a working capital surplus of $44,727,000 at March 31, 2000. The increase in working capital was mainly attributed to the increase in net sales netting off a dividend distribution of $4,710 and the capital investment of $8,297,000 during the nine months ended December 31, 2000.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings which are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no outstanding short-term borrowings and long-term debt at December 31, 2000.

As of December 31, 2000, the Company had in place general banking facilities with two financial institutions aggregating approximately $15,698,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of December 31, 2000, the Company had ( i ) unused credit facilities of $15,698,000 ( ii ) cash and cash equivalents of $21,905,000 and ( iii ) restricted cash of $2,244,000, which has been pledged as collateral for those credit facilities. The restricted cash of $2,151,000 and leasehold land and buildings of $1,385,000 have been pledged as collateral for those credit facilities. The Company also had $93,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.






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